SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

{X} Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

    For the fiscal year ended December 31, 2001

Or

{ } Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

    For the transition period from _____ to _____

    Commission file number 1-16091

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE GEON RETIREMENT SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    PolyOne Corporation
    Suite 36-5000, 200 Public Square
    Cleveland, Ohio 44114-2403

FINANCIAL STATEMENTS AND EXHIBITS

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GEON RETIREMENT SAVINGS PLAN

Date: June 28, 2002

By: PolyOne Corporation Savings Program
Administration Committee

By: /s/ W. David Wilson
(Signature)
W. David Wilson
Vice President and
Chief Financial Officer
PolyOne Corporation

TABLE OF CONTENTS

Audited Financial Statements and Supplemental Schedules

The Geon Retirement Savings Plan

December 31, 2001 and 2000 and the Year ended December 31, 2001
with Report of Independent Auditors

The Geon Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

December 31, 2001 and 2000, and the
Year ended December 31, 2001

Contents

PolyOne Corporation
Savings Program Administration Committee

We have audited the accompanying statements of net assets available for benefits of The Geon Retirement Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Geon Retirement Savings Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Cleveland, Ohio   /s/Ernst & Young LLP
June 12, 2002

1

The Geon Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2001	2000
Assets		
Investments, at fair value	**$171,310,318**	$155,269,848
Receivables:		
Employer contributions	**195,231**	653,181
Participant contributions	**240,612**	248,630
Dividends and interest	**258,259**	272,828
Other	**288,488**	156,269
Total receivables	**982,590**	1,330,908
Total assets	**172,292,908**	156,600,756
Liabilities		
Other payables	**80,157**	223,966
Net assets available for benefits	**$172,212,751**	$156,376,790

See accompanying notes.

The Geon Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year ended December 31, 2001

Additions	
Net appreciation in fair value of investments	$ 12,934,380
Interest and other income	1,897,210
Dividends	3,011,975
	17,843,565
Contributions:	
Participant	7,166,502
Employer	5,615,248
	12,781,750
Total additions	30,625,315
Deductions	
Withdrawals and distributions:	
Cash	13,915,761
Common stock	873,593
Total deductions	14,789,354
Net increase	15,835,961
Net assets available for benefits:	
Beginning of year	156,376,790
End of year	$172,212,751

See accompanying notes.

3

1. Description of the Plan

The following description of The Geon Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions. The Plan is administered by the PolyOne Corporation Savings Program Administration Committee.

General

The Plan is sponsored by PolyOne Corporation (the Company). The Company was formed by the consolidation of The Geon Company and M. A. Hanna Company on August 31, 2000.

The Plan is a defined contribution plan covering substantially all domestic salaried and hourly employees of the former The Geon Company, excluding former O'Sullivan employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each employee who elects to become a participant in the Plan authorizes a bi-weekly payroll deduction from one to sixteen percent of eligible earnings. The Savings Program Administration Committee has the authority at its discretion to reduce the employees' bi-weekly contribution percentage in order to maintain the tax qualified status of the Plan.

The Plan offers participants the choice of two savings options: an after-tax savings option and a pre-tax savings option. Participants may elect to participate in either or both of the savings options. Under both savings options, participants may direct that contributions be invested in any eligible funds offered by the Plan. Participants may change their investment options daily.

4

1. Description of the Plan (continued)

Company matching contributions are $1 for $1 and limited, based on a Participant's aggregate After-Tax and Pre-Tax Contributions with respect to a payroll period, up to a maximum of 6% of the Participant's earnings for the period. The Company makes an additional retirement contribution for those participants who are not eligible to participate in either the Geon Pension Plan or the Geon Wage Employees Pension Plan equal to 2% of eligible earnings.

The Company, at its discretion, may make additional contributions to the Plan which would be allocated to each eligible participant's account based upon the participant's annual compensation. Employer contributions are invested only in the PolyOne Stock Fund, which invests primarily in common stock of the Company. Once a participant attains age 55, or terminates employment with the Company, the participant can transfer account balances related to employer contributions to eligible investment options.

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code (the Code). Rollover contributions can be made only in cash to the Plan's tax-deferred savings option.

Participant Loans

Participants may borrow from employee contributions and related earnings in their fund accounts. Participants may borrow a minimum of $1,000 up to an amount equal to the lesser of one half of the total vested account balance, or $50,000 reduced by the greater of (i) the highest outstanding loan balance in the last 12 months, or (ii) the outstanding balance of loans from the Plan on the date such loan is made. The interest rate on each loan is a fixed rate based on the trustee's prime rate. Payments on loans are made through payroll deductions and must be repaid within 5 years (personal loans) or 5-15 years (primary residence loans).

Vesting

Participant contributions and Company matching and discretionary contributions are fully vested immediately. Company retirement contributions are vested after three years of service.

1. Description of the Plan (continued)

Payment of Benefits

Upon retirement or separation from service participants may withdraw from the Plan. Active employees of the Company are entitled to receive the value of their Company matching contributions and discretionary Company contributions made prior to January 1, 1995, and earnings thereon upon reaching age 55. Employee pre-tax contributions and discretionary Company contributions made subsequent to December 31, 1994 and earnings thereon may not be withdrawn until the participant reaches age 59-1/2, unless under hardship. Employee after-tax contributions may be withdrawn at the discretion of the participant. Distributions are made in payments of cash or common stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the net assets of the Plan will be distributed to the participants based on the respective value of their accounts.

Accounting and Administrative Fees

All significant accounting and administrative fees are paid by the Company. Trust and custody fees are paid by the Plan.

2. Significant Accounting Policies

The Plan's financial statements are reported on the accrual basis of accounting.

Investments are stated at fair value. Investments in common stock are valued at the last reported sales price of the common stock on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Investments in common trust funds investing primarily in equities are valued based on the redemption price of units owned by the Plan, which is based on the current market values of the underlying assets of the fund. The investment in common trust funds investing primarily in insurance contracts, is valued at contract value, plus income received thereon, less distributions and administrative expense payments. Investments in common trust funds investing in short-term fixed income obligations have a fair value approximating cost. The participant loans are recorded at their outstanding balances, which approximate fair value.

2. Significant Accounting Policies (continued)

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During the year ended December 31, 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments
Common stocks	$22,451,500
Common trust funds	(4,949,618)
Shares of registered investment companies	(1,223,478)
Brokerage account	(3,344,024)
	$12,934,380

The Brokerage account consists of self-directed participant investments. At December 31, 2001, the account was comprised of shares of registered investment companies: 52%, common stock: 47%, and other: 1%

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	December 31	
	2001	**2000**
PolyOne Corporation Common Stock*	**$63,235,656**	$35,867,069
State Street Bank Selection Fund	**36,188,171**	33,774,107
State Street Bank S&P 500 Flagship Fund	**33,122,189**	43,368,143
The BFGoodrich Company Common Stock	**—**	9,529,995

* Nonparticipant-directed

4. Nonparticipant-Directed Investments

The PolyOne Stock fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contains balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

8

4. Nonparticipant-Directed Investments (continued)

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

	December 31	
	2001	**2000**
Net assets:		
Assets:		
Investments, at fair value:		
PolyOne Corporation Common Stock	**$63,235,656**	$35,867,069
State Street Bank Short-Term Investment Fund	**1,088,049**	910,061
Total investments	**64,323,705**	36,777,130
Receivables:		
Dividends and interest	**84,658**	4,586
Contributions	**283,318**	—
Other	**246,968**	91,725
Total receivables	**614,944**	96,311
Total assets	**64,938,649**	36,873,441
Liabilities:		
Other payables	**6,459**	187,457
Total liabilities	**6,459**	187,457
Net assets	**$64,932,190**	$36,685,984

9

4. Nonparticipant-Directed Investments (continued)

Changes in net assets:	
Additions:	
Investment income:	
Net appreciation in fair value of investments	**$24,605,260**
Dividends	**1,656,300**
Interest income	**48,883**
	26,310,443
Contributions:	
Participants	**3,109,425**
Employer	**5,413,401**
Rollover	**57,674**
	8,580,500
Total additions	**34,890,943**
Deductions:	
Withdrawals and distributions:	
Cash	**2,348,031**
Common stock	**818,433**
	3,166,464
Investment management fees	**165,554**
Net transfers to participant-directed investments	**3,312,719**
Total deductions	**6,644,737**
Net increase	**$28,246,206**

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 29, 1996, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

EIN: 34-1730488 Plan Number: 001

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value
PolyOne Corporation*	Common stock: 6,452,618 shares	$70,318,116	$ 63,235,656
The BFGoodrich Company	Common stock: 240,917 shares		6,413,211
Occidental Petroleum Corporation*	Common stock: 60,956 shares		1,617,163
State Street Bank*	Short-Term Investment Fund	1,275,055	1,275,055
	S&P 500 Flagship Fund		33,122,189
	Selection Fund		36,188,171
Pacific Investment Management Company	Pimco Funds PAC Investment Management		2,797,230
	Euro PAC Growth Fund		1,085,492
Invesco Funds Group, Inc.	Income Fund		1,354,358
Selected Funds	Selected American Shares Fund		2,328,095
John Hancock Funds	Hancock Small Cap Value Fund		3,105,987
Brokerage Account	Various Investments		14,296,274
Participant Loans*	At interest rates ranging from 4.75% to 10.00%		4,491,437
			$171,310,318

* Indicates party-in-interest to the Plan.

** Historical cost provided for nonparticipant-directed investments.

11

Schedule H, Line 4(j)—Schedule of Reportable Transactions

For the year ended December 31, 2001

Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Category (iii)—Series of transactions in excess of 5% of plan assets					
PolyOne Corporation	$ 8,733,031		$ 8,733,031	$ 8,733,031	
Common Stock		$ 5,969,703	7,046,303	5,969,703	$(1,076,600)
State Street Bank Short-Term Investment Fund	16,364,425		16,364,425	16,364,425	
		16,186,436	16,186,436	16,186,436	—

There were no category (i), (ii) or (iv) reportable transactions during 2001.

12